

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

October 19, 2007

<u>By US Mail and Facsimile</u>

Mr. Jorge Nigaglioni
Chief Financial Officer
KAL Energy Inc.
93-95 Gloucester Place
London, United Kingdom W1U 6JQ

Re: KAL Energy, Inc.
        Post-Effective Amendment No. 1 on Form SB-2
        Filed September 20, 2007
        File No. 333-142975

        Form 10-KSB for the fiscal year ended May 31, 2007
        Filed September 13, 2007
        File No. 333-97201

Dear Mr. Nigaglioni:

        We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Post-Effective Amendment on Form SB-2

General

1.   Please file an auditor's report and consent for the audited financial statements for the year ended May 31, 2006 that you have included in your registration statement.

Selling Stockholders, page 35

2.   Please state whether or not any of the selling shareholders has, or has had within the past three years, any position, office, or other material relationship with the company or any of its predecessors or affiliates. If any selling shareholder has, or has had, such a relationship, please describe it.

3.   In footnotes to the selling shareholder ownership table, please identify the natural persons with power to vote or to dispose of the securities offered for resale by the entities listed as selling shareholders. *See* Interpretation No. 4S of the Regulation S-K section of the Division of Corporation Finance's March 1999 Supplement to the Manual of Publicly Available Telephone Interpretations.

4.   State whether any selling shareholder is a broker-dealer. For any such selling shareholder, identify them as an underwriter unless you can state that they obtained the securities being registered for resale as compensation for investment banking services.

5.   State whether any selling shareholder is an affiliate of a broker-dealer. For any such selling shareholder, identify them as an underwriter unless you can state that they purchased the securities in the ordinary course of business and at the time of purchase, had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

Undertakings, page 43

6.   Provide the undertaking required by Item 512(a)(4) of Regulation S-B.

Form 10-KSB

Controls and Procedures

Conclusions, page 43

7.   We note that your officers qualify their conclusion as to the effectiveness of your disclosure controls and procedures with the words "subject to the limitations above." Please revise the conclusion to eliminate this qualification.

8. You disclose that your officers have concluded that "the 'disclosure controls' are effective in providing reasonable assurance that material information relating to us is made known to management on a timely basis during the period when our reports are being prepared." Item 307 of Regulation S-B requires you to disclose your officers' conclusions regarding the effectiveness of your disclosure controls and procedures as that term is defined in Rule 13a-15(e) of the Exchange Act. The definition in Rule 13a-15(e) is more comprehensive than that included in your disclosure. Specifically, the term disclosure controls and procedures means controls that are "…designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act (15 U.S.C. 78a et seq.) is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." Your officers' conclusion does not state whether your disclosure controls and procedures are effective at accomplishing these items. Please revise your officers' conclusion to state whether your disclosure controls and procedures are effective at accomplishing all of the items included within the definition of disclosure controls and procedures in Rule 13a-15(e) of the Exchange Act.

9. We note your statement that there were no changes to your "internal controls" that occurred during the fourth quarter ended May 31, 2007. Item 308(c) of Regulation S-B requires that you state whether there were any changes to your "internal controls over financial reporting." Please revise your statement accordingly.

Closing Comments

   Please amend your Form 10-KSB within 10 days of the date of this letter, or tell us when you will amend it. Please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Donna Levy at (202) 551-3292 or, in her absence me, at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

Cc: Shivbir S. Grewal, Esq. (by facsimile)
     D. Levy